

Mail Stop 4720

July 12, 2016

Mr. Rex S. Schuette
Executive Vice President and
Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512

> **Re:** **United Community Banks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed April 27, 2016**
> **File No. 001-35095**

Dear Mr. Schuette:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services